Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 24, 2024
Relating to Preliminary Prospectus Supplement dated September 24, 2024 and
Prospectus dated May 29, 2024
Registration No. 333-277773 and 811-23299

OFS Credit Company, Inc.
7.875% Series F Term Preferred Stock Due 2029
Final Pricing Term Sheet
September 24, 2024

The following sets forth the final terms of the 7.875% Series F Term Preferred Stock (the “Shares”) and should only be read together with the preliminary prospectus supplement, dated September 24, 2024 (the “Preliminary Prospectus Supplement”), and the accompanying prospectus, dated May 29, 2024, relating to the Shares (together with the Preliminary Prospectus Supplement, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. Dollars.

Issuer:	OFS Credit Company, Inc. (the “Company”)

Title of the Securities:	7.875% Series F Term Preferred Stock

Initial Number of Shares Being Offered:	1,040,000

Over-Allotment Option:	Up to an additional 156,000 Shares within 30 days

Underwriting Discount:	$0.78125 per Share; $812,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $25,187,500 (assuming the over-allotment option is not exercised)

Public Offering Price:	$25.00 per Share

Liquidation Preference:	$25.00 per Share

Principal at Time of Payment:	100% of the aggregate Liquidation Preference; payable on the term redemption date

Dividend Rate:	7.875% per annum

Day Count:	30/360

Original Issue Date:	October 2, 2024

Term Redemption Date	October 31, 2029

Date Dividends Start Accruing:	October 2, 2024

Dividend Payment Date:	Monthly, when, as and if declared, or under authority granted, by the Company’s Board of Directors out of funds legally available for such payment

Dividend Periods:	The first period for which dividends on the Shares will accrue (each such period, a “Dividend Period”) will commence on October 2, 2024 and will end October 31, 2024, and each subsequent Dividend Period will be a calendar month (or the portion thereof occurring prior to the redemption of such shares of Series F Term Preferred Stock).

Regular Record Dates for Dividend:	Except for the first Dividend Period, dividends with respect to any monthly Dividend Period will be declared and paid to holders of record of the Shares as their names appear on the Company’s registration books at the close of business on the applicable record date, which will be a date designated by the Company’s Board of Directors that is not more than twenty (20) nor less than seven (7) calendar days prior to the applicable Dividend Payment Date.

Optional Redemption:	At any time on or after October 31, 2026, the Company may, in its sole option, redeem the outstanding Shares in whole or, from time to time, in part, out of funds legally available for such redemption, at the Liquidation Preference plus an amount equal to accumulated but unpaid dividends, if any, on such Shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption.

Repayment at Option of Holders:	Holders of the Shares will not have the option to have the Shares redeemed prior to the term redemption date.

Listing:	The Company has applied to have the Shares listed on the Nasdaq Capital Market, under the trading symbol “OCCIM”.

CUSIP / ISIN:	67111Q 503 / US67111Q5036

Joint Book-running Managers:	Lucid Capital Markets, LLC, B. Riley Securities, Inc., Janney Montgomery Scott LLC and InspereX LLC

Co-Manager:	Ladenburg Thalmann & Co. Inc.

This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Shares referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

The offering may be made only by means of a prospectus, copies of which may be obtained from Lucid Capital Markets, LLC, 570 Lexington Ave, 40th Floor, New York, NY 10022, or by emailing prospectus@lucidcm.com (telephone number (646) 362-0256).

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated September 24, 2024, and the accompanying prospectus, dated May 29, 2024, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.